June 15, 2023
Vancouver, British Columbia

## Wheaton Precious Metals Publishes Inaugural Climate Change Report

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the publication of its inaugural 2022 Climate Change Report (the "report"). The report was prepared in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD") and outlines how Wheaton is addressing climate change risks and opportunities and the resiliency of its portfolio to climate impacts.

"Mining plays a vital role in facilitating the energy transition and, as a provider of capital to the industry, we have a unique opportunity to influence and encourage our partners to operate in a sustainable manner, including setting targets to reduce their greenhouse gas emissions," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "In addition, our high-quality portfolio of assets is diversified in terms of jurisdiction and commodity, allowing Wheaton to effectively manage our exposure to climate-related risks. Through our business model, we are well positioned to help fund the supply of critical metals needed for the growing demand for low-carbon technology and infrastructure."

### Report Highlights

Highlights from the 2022 Climate Report include:

- Details on climate-related governance, strategy, risk management, and metrics and performance.

- Expanded information on the pathway to achieve net-zero carbon emissions by 2050[1] and progress to date on this topic, with a focus on Scope 3 financed emissions.

- Identification of climate risks and opportunities and management strategies, including incorporation of climate risks and opportunities in the due diligence process and ongoing monitoring mechanisms.

- Commitment to support our mining partners' decarbonization and climate solutions efforts.

- 68% of 2021 Scope 3 financed emissions covered by emissions reductions targets aligned to 2°C or less.

Wheaton's Climate Report complements our recently published 2022 Sustainability Report and reinforces our commitment to provide stakeholders with transparent and detailed reporting of our environmental, social and governance ("ESG") performance and practices.[2]

### About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

For further information, please contact:

Patrick Drouin
Senior Vice President, Sustainability and Investor Relations

Simona Antolak
Senior Director, Communications and Corporate Affairs

Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

## Endnotes

[1] Net zero includes emissions reductions in line with a 1.5°C trajectory across Scopes 1, 2 and 3. Achievement of net zero may include the use of offsets for residual emissions in 2050.

[2] All information in the Climate Report is subject to the cautionary language contained therein as well as Wheaton's annual and quarterly financial statements, management's discussion and analysis, annual information form and annual report.

## Cautionary Note Regarding Forward Looking-Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to ESG commitments by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"), such as governance, strategies, risk management, metrics, performance, pathway to achieve net-zero carbon emissions, identification of climate risks and opportunities and management strategies. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to climate change, environmental, social and governance matters, the ability to achieve ESG commitments and goals at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com and Wheaton's Form 40-F for the year ended December 31, 2022 filed March 31, 2023 on file with the U.S. Securities and Exchange Commission on EDGAR and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2022, available on SEDAR and in Wheaton's Form 6-K filed March 9, 2023. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that ESG commitments, goals, targets, governance, risk management, decarbonization and climate solutions efforts, and strategies at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2016 and international audits.